1875 K Street N.W.

Washington, DC 20006-1238

Tel: 202 303 1000

Fax: 202 303 2000

June 4, 2020

VIA EDGAR

Ms. Christina DiAngelo Fettig

Mr. David Manion

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares U.S. ETF Trust (the "Trust" or "Registrant")
(Securities Act File No. 333-179904 and
Investment Company Act File No. 811-22649)

Dear Ms. Fettig and Mr. Manion:

This letter responds to your comments with respect to certain of the Trust's annual reports and post- effective amendments to its registration statement, each of which were filed by the Trust on behalf of the series listed on Appendix A (each, a "Fund," and together, the "Funds"). The comments were provided by the SEC staff (the "Staff") in a telephone conversation on April 20, 2020. For your convenience, the Staff's comments are summarized below and each comment is followed by the Trust's response. Capitalized terms have the meanings assigned in each Fund's prospectus unless otherwise defined in this letter. The following responses apply to each Fund unless stated otherwise.

Comment 1: Please confirm that the accounting treatment for to-be-announced ("TBA") mortgage transactions is in accordance with ASC 860.

Response: FASB ASC 860, Transfers and Servicing establishes the criteria when an entity can account for a TBA transaction as a i) financing transaction or ii) a sale and a purchase (i.e. whether they must be reported as two separate transactions.) These criteria are based partly on whether the entity has maintained effective control over the transferred financial assets.

TBAs are outside the scope of ASC 860 because those transactions do not arise in connection with a transfer of recognized financial assets. Therefore, the criteria related to "maintaining control over financial assets" are not met. BlackRock's policy is to account for such TBA transactions, whereby a TBA purchase or sale commitment is rolled with another TBA, as purchases and sales since TBAs are deemed to be securities that do not yet exist.

Comment 2: Certain Funds may engage in TBA transactions up to a certain percentage of a Fund's net assets (25% for iShares Edge U.S. Fixed Income Balanced Risk ETF, for example). In the

Statement of Assets and Liabilities for the relevant Funds, please break out the aggregate payables and/or receivables with respect to TBA transactions in a separate line item or note.

Response: For relevant Funds, the Statement of Assets and Liabilities will include a separate line item regarding a Fund's aggregate payables and/or receivables with respect to TBA transactions in future periods.

Comment 3: For fixed income ETFs, there appear to be industry or sector concentrations. Please consider adding industry or sector concentration tables in addition to the existing Portfolio Information tables based on, for example, credit quality and country.

Response: Form N-1A and N-2 instructions require one or more tables, charts, or graphs depicting the portfolio holdings of a Fund by reasonably identifiable categories (e.g., type of security, industry sector, geographic regions, credit quality, or maturity) showing the percentage of net asset value or total investments attributable to each category. For fixed income ETFs, the information provide is based upon credit quality because credit quality is generally the manner that clearly depicts the types of investments made by a Fund.

Information concerning an industry or sector concentration of a fixed income ETF can be located in the Fund's Schedule of Investments which discloses a Fund's investments, industry or sector concentration, and percentage of net assets.

Comment 4: In Column F of the Affiliates table, certain Funds report the holding of affiliated positions on the basis of the number of Affiliates' shares held rather than the dollar amount for the relevant date. (See Article 12-14 of Regulation S-X, footnote 1) For future filings, please report information in the Affiliates table based on the value of such shares at the close of each relevant period, including gross additions and subtractions.

Response: The Registrant confirms information in the Affiliates table will be reported based upon dollar amounts and/or value of shares at the close of each relevant period.

Comment 5: Certain Funds disclose information, including dollar amounts, regarding related party transactions (i.e., effected pursuant to Rule 17a-7 under the Investment Company Act of 1940, as amended). Please consider disclosing the aggregate gain or loss attributable to such transactions. See AICPA Investment Companies Expert Panel Minutes (Jan. 13, 2011)

Response: Beginning with the August 31, 2019 reporting period, the Funds' financial statements included aggregate gain or loss attributable to related party transactions pursuant to Rule 17a-7 under the Investment Company Act of 1940.

Comment 6: For Funds with Level 3 securities that prepare a Summary Schedule of Investments, the Level 3 securities are grouped in the "Other" category without further clarification. (See Article 12-12B of Regulation S-X, footnote 12) Please consider enhancing the note in Form N-CSR regarding other securities as follows: "Other securities are those securities, which individually, are not one of the 50 largest unaffiliated issuers and which represent less than one percent of the net assets of the Fund as of March 31, 2019. Other securities may include securities on loan and non- income earning securities and/or securities the value of which was determined using significant unobservable inputs." (See e.g., iShares S&P Small-Cap 600 Value ETF).

Response: The Fund financial statements will update the note to make reference to significant unobservable inputs in future periods.

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If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/Benjamin J. Haskin_

Benjamin J. Haskin

cc:D. Damre

M.Rolland

N.Cordell

N.Persaud

A.Attawar

J.Tincher

APPENDIX A

Registrant	Fund Name	Fiscal Year End
iShares U.S. ETF Trust	iShares Bloomberg Roll Select Commodity Strategy ETF	10/31/2019
iShares U.S. ETF Trust	iShares Commodities Select Strategy ETF	10/31/2019
iShares U.S. ETF Trust	iShares Gold Strategy ETF	10/31/2019
iShares U.S. ETF Trust	iShares Short Maturity Bond ETF	10/31/2019
iShares U.S. ETF Trust	iShares Short Maturity Municipal Bond ETF	10/31/2019
iShares U.S. ETF Trust	iShares Ultra Short-Term Bond ETF	10/31/2019

A-1